SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.     )*

METABOLIX, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

591018809

(CUSIP Number)

JACK W. SCHULER

28161 NORTH KEITH DRIVE

LAKE FOREST, ILLINOIS 60045

(847) 607-2066

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

AUGUST 22, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

(Continued on the following pages)

(Page 1 of 9 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 591018809	Page 2 of 9 Pages

1.	Names of reporting persons Jack W. Schuler
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,124,876
	8.	Shared voting power 48,715,819 (1)
	9.	Sole dispositive power 3,124,876
	10.	Shared dispositive power 48,715,819 (1)
11.	Aggregate amount beneficially owned by each reporting person 51,840,695 (1)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 48.6% (1)
14.	Type of reporting person IN

(1)	Represents 23,400,000 shares of the Issuer’s Common Stock, par value $0.01 per share (“Common Stock”) and 23,400,000 shares of Common Stock underlying the Issuer’s Series B Convertible Preferred Stock, par value $0.01 per share (“Preferred Stock”) (determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended). The shares of Preferred Stock are not presently convertible. However, each share of Preferred Stock will automatically convert into 1,000 shares of Common Stock upon the effectiveness of the filing of a charter amendment to increase the number of authorized shares of the Issuer’s Common Stock to not less than 150,000,000. Upon conversion of all shares of Preferred Stock, the percentage reflected in Row 13 will be 38.4%, based on 135,094,640 shares of Common Stock outstanding post-conversion.

13D

CUSIP No. 591018809	Page 3 of 9 Pages

1.	Names of reporting persons Renate Schuler
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 50,600
	8.	Shared voting power 48,715,819 (1)
	9.	Sole dispositive power 50,600
	10.	Shared dispositive power 48,715,819 (1)
11.	Aggregate amount beneficially owned by each reporting person 48,766,419 (1)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 45.0% (1)
14.	Type of reporting person IN

(1)	Represents 23,400,000 shares of Common Stock and 23,400,000 shares of Common Stock underlying the Preferred Stock (determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended). The shares of Preferred Stock are not presently convertible. However, each share of Preferred Stock will automatically convert into 1,000 shares of Common Stock upon the effectiveness of the filing of a charter amendment to increase the number of authorized shares of the Issuer’s Common Stock to not less than 150,000,000. Upon conversion of all shares of Preferred Stock, the percentage reflected in Row 13 will be 36.1%, based on 135,094,640 shares of Common Stock outstanding post-conversion.

13D

CUSIP No. 591018809	Page 4 of 9 Pages

1.	Names of reporting persons Schuler Family Foundation EIN 36-4154510
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds PF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 48,715,819 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 48,715,819 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 48,715,819 (1)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 44.9% (1)
14.	Type of reporting person CO

(1)	Represents 23,400,000 shares of Common Stock and 23,400,000 shares of Common Stock underlying the Preferred Stock (determined in accordance with Rule 13-d of the Securities Exchange Act of 1934, as amended). The shares of Preferred Stock are not presently convertible. However, each share of Preferred Stock will automatically convert into 1,000 shares of Common Stock upon the effectiveness of the filing of a charter amendment to increase the number of authorized shares of the Issuer’s Common Stock to not less than 150,000,000. Upon conversion of all shares of Preferred Stock, the percentage reflected in Row 13 will be 36.1%, based on 135,094,640 shares of Common Stock outstanding post-conversion.

13D

CUSIP No. 591018809	Page 5 of 9 Pages

ITEM 1.	Security and Issuer.

This Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Metabolix, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 21 Erie Street, Cambridge, Massachusetts.

ITEM 2.	Identity and Background.

(a) This Schedule 13D is being filed by Jack W. Schuler, Renate Schuler and the Schuler Family Foundation, each of which are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” Mr. Schuler and Mrs. Schuler, Mr. Schuler’s wife, serve as two of the three directors of the Schuler Family Foundation. The other director of the Schuler Family Foundation is Mr. Schuler’s and Mrs. Schuler’s adult daughter, Tanya Schuler.

(b) The address of each Reporting Person is as follows:

Jack W. Schuler

28161 North Keith Drive

Lake Forest, Illinois 60045

Renate Schuler

Crab Tree Farm

Post Office Box 531

Lake Bluff, Illinois 60044

Schuler Family Foundation

28161 North Keith Drive

Lake Forest, Illinois 60045

(c) Jack W. Schuler and Renate Schuler are principally engaged in the business of investing in securities and the Schuler Family Foundation is a tax-exempt private operating foundation.

(d) and (e) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Jack W. Schuler and Renate Schuler are citizens of the United States and the Schuler Family Foundation is an Illinois corporation.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	Purpose of Transaction.

On August 4, 2014, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Schuler Family Foundation and certain other qualified institutional and individual investors (collectively, the “Investors”), pursuant to which the Issuer agreed to sell to the Investors units of the Issuer’s securities (the “Units”) for an aggregate purchase price of $25 million (the “Transaction”). The Transaction and sale of Units closed on August 22, 2014. The price of each Unit was $0.50, or $0.25 per share of the Issuer’s common stock, par value $0.01 per share (“Common Stock”), on an as-converted basis. Each Unit consists of one (1) share of Common Stock and one one-thousandth (1/1,000) of a share of the Issuer’s to-be-designated Series B Preferred Stock, par value $0.01 per share

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CUSIP No. 591018809	Page 6 of 9 Pages

(the “Preferred Stock”). Under the terms of the Purchase Agreement, the Schuler Family Foundation received 23,400,000 Units in exchange for the payment of an aggregate purchase price of $11,700,0000. Each share of Preferred Stock issued in the Transaction will automatically convert into 1,000 shares of Common Stock upon the effectiveness of the filing of a charter amendment to increase the number of authorized shares of the Issuer’s Common Stock to not less than 150,000,000. After the closing of the Transaction and the conversion of the Preferred Stock into Common Stock, the Issuer will have issued 100,000,000 new shares of Common Stock to the Investors, 46,800,000 of which shares of Common Stock will be issued to the Schuler Family Foundation.

In connection with the Purchase Agreement, each of the Reporting Persons also entered into that certain Amended and Restated Letter Agreement, dated August 4, 2014, with the Issuer (the “Letter Agreement”) whereby each of the Reporting Persons agreed that none of the Reporting Persons nor any of their respective affiliates or associates shall purchase any shares of Common Stock, if after such purchase, the Reporting Persons’ aggregate beneficial ownership would equal or exceed 44% of the then outstanding shares of Common Stock of the Issuer.

The Reporting Persons intend to hold the Units (together with the Preferred Stock and Common Stock, collectively the “Securities”) for investment purposes in the ordinary course of their business of investing in securities for their own accounts. Subject to the terms of the Letter Agreement, the Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including, subject to applicable law, (i) to hold its Securities as a passive investor or as an active investor, (ii) to acquire beneficial ownership of additional Securities in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of its holdings of Securities, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4.

ITEM 5.	Interest in Securities of the Issuer.

(a)-(b) The 51,891,295 shares of Common Stock for which this schedule is filed consist of (i) 3,124,876 shares of Common Stock owned by Jack W. Schuler, representing approximately 2.3% of the shares of the Common Stock of the Issuer outstanding (assuming 135,094,640 shares of Common Stock outstanding after the conversion of the Preferred Stock underlying the total Units sold in the aggregate pursuant to the Purchase Agreement) (ii) 50,600 shares owned by Renate Schuler, representing less than 0.1% of the shares of the Common Stock of the Issuer outstanding (assuming 135,094,640 shares of Common Stock outstanding after the conversion of the Preferred Stock underlying the total Units sold in the aggregate pursuant to the Purchase Agreement), and (iii) 48,715,819 shares owned by the Schuler Family Foundation (after the conversion of the Preferred Stock underlying the Units purchased by the Schuler Family Foundation pursuant to the Purchase Agreement) representing approximately 36.1% of the shares of the Common Stock of the Issuer outstanding (assuming 135,094,640 shares of Common Stock outstanding after the conversion of the Preferred Stock underlying the total Units sold in the aggregate pursuant to the Purchase Agreement).

Mr. Schuler disclaims beneficial ownership in (i) the 50,600 shares owned by his wife, Renate Schuler, and (ii) the 48,715,819 shares owned by the Schuler Family Foundation, a tax-exempt private operating foundation of which Mr. Schuler and Mrs. Schuler are two of the three directors. Mrs. Schuler disclaims beneficial ownership in the 48,715,819 shares owned by the Schuler Family Foundation.

Jack W. Schuler:

(i)	Sole power to vote or to direct the vote: 3,124,876

(ii)	Shared power to vote or direct the vote: 48,715,819

(iii)	Sole power to dispose or to direct the disposition of: 3,124,876

(iv)	Shared power to dispose of to direct the disposition of: 48,715,819

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CUSIP No. 591018809	Page 7 of 9 Pages

Renate Schuler:

(i)	Sole power to vote or to direct the vote: 50,600

(ii)	Shared power to vote or direct the vote: 48,715,819

(iii)	Sole power to dispose or to direct the disposition of: 50,600

(iv)	Shared power to dispose of to direct the disposition of: 48,715,819

The Schuler Family Foundation:

(i)	Sole power to vote or to direct the vote: 48,715,819

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 48,715,819

(iv)	Shared power to dispose of to direct the disposition of: 0

(c) Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in the shares of Common Stock in the last 60 days.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Person, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D and the exhibits hereto, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 and any other person with respect to any securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of August 29, 2014, by and among Jack W. Schuler, Renate Schuler and the Schuler Family Foundation.

Exhibit 2	Securities Purchase Agreement dated August 4, 2014 among Metabolix, Inc. and the investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 4, 2014).

Exhibit 3	Amended and Restated Letter Agreement, dated August 4, 2014 among Metabolix, Inc. by Jack W. Schuler, Renate Schuler and the Schuler Family Foundation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 4, 2014).

13D

CUSIP No. 591018809	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2014

/s/ Jack W. Schuler
Jack W. Schuler

/s/ Renate Schuler
Renate Schuler

Schuler Family Foundation

By:	/s/ Jack W. Schuler
Jack W. Schuler, Director

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CUSIP No. 591018809	Page 9 of 9 Pages

Exhibit 1

Joint Filing Agreement

This Joint Filing Agreement is entered into as of August 29, 2014, by the undersigned, who hereby agree that the Statement on Schedule 13D with respect to the shares of the common stock, par value $0.01 per share, of Metabolix, Inc., a Delaware corporation, is, and any amendment subsequently signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

/s/ Jack W. Schuler
Jack W. Schuler

/s/ Renate Schuler
Renate Schuler

Schuler Family Foundation

By:	/s/ Jack W. Schuler
Jack W. Schuler, Director